November 8, 2007

Mail Stop 4561

Mr. Howard M. Sipzner
Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, PA 19087

Re: Brandywine Realty Trust
        Form 10-K for the year ended December 31, 2006
        Filed March 1, 2007
        File No. 1-09106

Dear Mr. Sipzner:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Commitments, page 59

1.   Please confirm to us that you will revise your disclosure to include interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Financial Statements

Note 15 – Beneficiaries' Equity, page F-29

Share Based Compensation, page F-30

Outperformance Program, page F-32

2.   We note that you will make payments (in the form of common shares) to executive-participants under the outperformance program only if total shareholder return exceeds percentage hurdles established under the outperformance program. For all periods presented, clarify whether the required hurdles have been reached and tell us the number of shares granted under the program. Advise us of whether the executive-participants provided any consideration for shares granted and tell us your basis for amortizing the fair value of the awards over a five-year period. Include a description of the valuation methodology used to determine the fair value of shares granted and tell us how you considered the compensation elements of the program under SFAS 123R.

Note 19 – Segment Information, page F-34

3.   Paragraph 27 of SFAS 131 requires that you disclose depreciation and amortization expense by segment if the specified amounts are provided to the chief operating decision maker, even if not included in the measure of segment profit. Please advise us whether these amounts are provided to your chief operating decision maker. If so, revise your disclosure in future filings to separately disclose depreciation and amortization for each reportable segment. Otherwise, expand your disclosure to clarify how you determine segment net operating income.

4.   Further to our previous comment, it is unclear to us why you do not report capital expenditures by reportable segment. On page 52 you state that your principal liquidity needs for the next twelve months include the funding of capital expenditures, including capital and tenant improvements and leasing costs. Do you represent that your chief operating decision maker does not consider capital expenditures as part of their allocation of resources to each reportable segment? Revise your disclosure as appropriate or advise us. Refer to paragraphs 27 and 28 of SFAS 131.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information.

Mr. Howard M. Sipzner
Brandywine Realty Trust
November 8, 2007
Page 3

Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant